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                  [FORUM RETIREMENT PARTNER, L.P. LETTERHEAD]


                                October 16, 1995



Dear Unitholder:

         On October 2, 1995, Forum Group, Inc. ("Forum Group") commenced a tender offer to purchase any and all outstanding preferred depositary units representing preferred limited partners' interests ("Units") in Forum Retirement Partners, L.P. (the "Partnership") not already beneficially owned by it at $2.50 per Unit, net to the seller in cash, and on October 16, 1995, increased the offer price to $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in Forum Group's Offer to Purchase dated October 2, 1995, the Supplement thereto dated October 16, 1995, and the related Letter of Transmittal (which together constitute the "Offer").

         Based upon the unanimous recommendation of a special committee (the "Special Committee") comprised of the independent members of the Board of Directors of Forum Retirement, Inc., the general partner of the Partnership (the "General Partner"), the Board of Directors of the General Partner has determined that the Offer is fair to the Unitholders (other than Forum Group and its affiliates) and recommends that Unitholders accept the Offer and tender all of their Units pursuant to the Offer.

         Before making its recommendation to the Board of Directors of the General Partner, the Special Committee carefully considered a number of factors, including the opinion of Robert A. Innamorati & Co. that the consideration to be received by Unitholders (other than Forum Group and its affiliates) is fair to such Unitholders, from a financial point of view. The factors considered by the Special Committee and other important information are described in the attached Schedule 14D-9. You are urged to read it carefully.

         Accompanying this letter, in addition to the attached Schedule 14D-9, is Forum Group's Supplement dated October 16, 1995 to its Offer to Purchase, which together with the Offer to Purchase dated October 2, 1995, and the related Letter of Transmittal, set forth the terms and conditions of the Offer and provide instructions as to how to tender your Units. These documents contain important information that you should read carefully before making your decision with respect to tendering your Units.



                                        By Order of the Board of Directors of
                                            Forum Retirement, Inc., the
                                            General Partner of Forum
                                            Retirement Partners, L.P.